EXHIBIT 99.2

Annual Meeting of Shareholders of

PRECISION DRILLING CORPORATION

May 13, 2021

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

In respect of the Annual Meeting (the "Annual Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each item of business (as more fully described in the Corporation’s Management Information Circular, dated March 31, 2021) which was voted upon at the Annual Meeting and the outcome of the vote:

Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until successors are duly elected or appointed: Michael R. Culbert	6,035,585	95.14%	308,430	4.86%
	William T. Donovan	6,007,465	94.70%	336,549	5.30%
	Brian J. Gibson	6,015,155	94.82%	328,860	5.18%
	Steven W. Krablin	5,466,944	86.17%	877,071	13.83%
	Susan M. MacKenzie	5,908,019	93.13%	435,995	6.87%
	Kevin O. Meyers	5,454,687	85.98%	889,328	14.02%
	David W. Williams	6,037,928	95.18%	306,086	4.82%
	Kevin A. Neveu	6,113,052	96.36%	230,963	3.64%

2.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	6,765,461	98.17%	126,048	1.83%
3.	Advisory resolution on the Corporation's approach to executive compensation (“Say-on-Pay”).	2,692,563	42.44%	3,651,452	57.56%